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03022628

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Sharpe Resources Corp.

*CURRENT ADDRESS ____________

**FORMER NAME ____________

**NEW ADDRESS ____________

FILE NO. 82- 4009   FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/9/03

82-4009

SHARPE RESOURCES CORPORATION

4th Floor, 56 Temperance Street
Toronto, Ontario M5H 3V5

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of the shareholders of **SHARPE RESOURCES CORPORATION** (the "Corporation") will be held at The Toronto Board of Trade, First Canadian Place, Toronto, Ontario on **Friday June 27, 2003** at 10:00 a.m. (Toronto time) for the following purposes:

1. to receive the financial statements of the Corporation for the financial year ended December 31, 2002 together with the report of the auditor thereon;

2. to elect directors of the Corporation for the ensuing year;

3. to appoint the auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the remuneration of such auditors; and

4. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

ARLS
12-31-02

Shareholders who are unable to attend the Meeting in person are requested to complete, sign, date and return to Equity Transfer Services Inc., the transfer agent and registrar of the Corporation, the enclosed form of proxy.

The directors of the Corporation have fixed the close of business on May 14, 2003 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the Meeting.

DATED at Toronto, Ontario as of this 2nd day of May, 2003.

BY ORDER OF THE BOARD

Signed **"Roland M. Larsen"**

Roland Larsen
President

All instruments appointing proxies to be used at the Meeting or at any adjournment thereof must be deposited with Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, not later than 5:00 p.m. (Toronto time) on the last business day preceding the date of the Meeting or any adjournment thereof or with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof.

SHARPE RESOURCES CORPORATION

4th Floor, 56 Temperance Street
Toronto, Ontario
M5H 3V5

MANAGEMENT INFORMATION CIRCULAR
AS AT MAY 2, 2003

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular ("Management Information Circular") is furnished in connection with the solicitation of proxies by the management of SHARPE RESOURCES CORPORATION (the "Corporation") for use at the annual meeting of the shareholders of the Corporation (the "Meeting") to be held at The Toronto Board of Trade, First Canadian Place, Toronto, Ontario at 10:00 a.m. (Toronto time) on Friday, June 27, 2003 and at all adjournments thereof. The solicitation of proxies will be made primarily by mail and may be supplemented by telephone or other personal contact by the directors, officers and employees of the Corporation. Employees of the Corporation will not receive any additional remuneration for such activities. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice of the Meeting to which this Management Information Circular relates. The Corporation may pay brokers or other persons holding common shares (the "Common Shares") of the Corporation in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and this Management Information Circular to beneficial owners of Common Shares and obtaining proxies therefrom. The cost of any such solicitation will be borne by the Corporation.

No person is authorized to give any information or to make any representation other than those contained in this Management Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Management Information Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date of this Management Information Circular.

Appointment and Revocation of Proxies

The persons named in the form of proxy accompanying this Management Information Circular are directors and/or officers of the Corporation. A shareholder of the Corporation has the right to appoint a person (who need not be a shareholder), other than the persons whose names appear in such form of proxy, to attend and act for and on behalf of such shareholder at the Meeting and at any adjournment thereof. Such right may be exercised by either striking out the names of the persons specified in the form of proxy and inserting the name of the person to be appointed in the blank space provided in the form of

proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to Equity Transfer Services Inc. in time for use at the Meeting in the manner specified in the Notice of the Meeting which accompanies this Management Information Circular.

A shareholder of the Corporation who has given a proxy may revoke the proxy at any time prior to use by an instrument in writing, including another completed form of proxy, executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof properly authorized, and deposited with Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3, at any time prior to 5:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

Voting of Common Shares Represented by Proxies

The Common Shares represented by an appropriate form of proxy will be voted on any ballot that may be conducted at the Meeting, or at any adjournment thereof, in accordance with the instructions thereon. **In the absence of such instructions, such Common Shares will be voted for each of the matters referred to therein.**

The enclosed form of proxy confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof. At the date hereof, the management of the Corporation knows of no such amendments, variations or other matters to be brought before the Meeting. However, if any other matters which are not now known to the management of the Corporation should properly be brought before the Meeting, or any adjournment thereof, the proxy will be voted on such matters in accordance with the judgment of the person named as proxy therein.

Voting Securities and Principal Holder Thereof

As of May 2, 2003, the Corporation had 33,184,803 Common Shares issued and outstanding. Each holder of record at the close of business on May 14, 2003 (the "Record Date"), the record date established for the determination of shareholders of the Corporation entitled to receive notice of the Meeting, of a Common Share will, unless otherwise specified herein, be entitled to one vote for each one Common Share held by such holder on all matters to be brought before the Meeting and at all adjournments thereof, except to the extent that a shareholder has transferred any such Common Shares after the Record Date and the transferee of such Common Shares produces properly endorsed share certificates or otherwise establishes ownership thereof and demands, not later than five days before the Meeting, to be included in the list of the shareholders of the Corporation entitled to vote at the Meeting or any adjournment thereof, in which case the transferee is entitled to vote such Common Shares at the Meeting or any adjournments thereof

As of May 2, 2003, to the knowledge of the directors and senior officers of the Corporation, no person, firm or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares except for CDS & Co, Toronto, Ontario who owns 21,993,472 common shares of the corporation representing 66.28% of the issued and outstanding common shares.

BUSINESS OF THE MEETING

Election of Directors

Shareholders of the Corporation will be asked to elect three directors for the ensuing year. The persons named in the form of proxy accompanying this Management Information Circular intend to vote for the election of the nominees whose names are set forth below, each of whom is now a director of the Corporation and has been a director of the Corporation since the date indicated, unless the shareholder of the Corporation who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of the election of directors of the Corporation. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year, however, if that should occur for any reason prior to the Meeting, or any adjournment thereof, the persons named in the form of proxy accompanying this Management Information Circular have the right to vote for the election of the remaining nominees and may vote for the election of a substitute nominee in their discretion. Each director elected will hold office until the close of business on the day of the first annual meeting of the shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The following table and the notes thereto sets forth the names of all the persons proposed to be nominated by the management for election as directors, their position with the Corporation, their principal occupation or employment during the last five years, the dates upon which they became directors of the Corporation and the approximate number of Common Shares beneficially owned by them, directly or indirectly, or over which control or direction is exercised by them as of May 2, 2003:

Name and Municipality of Residence	Position	Principal Occupation	Director Since	Common Shares Owned or Over Which Control or Direction is Exercised[(1)]
Roland M. Larsen (2) Heathsville, Virginia	Director, CEO and President	Same as Office Held. Also President, CEO and director of Royal Standard Minerals Inc., a mineral exploration company.	1993	1,532,500
Kimberley Koerner(2)	Director	Since Februaryl, 2000 Executive Assistant with Argent Ventures, LLC, prior thereto Secretary of Sharpe Resources Corporation and Royal Standard Minerals Inc.	2002	70,000
Troy Koerner(2)	Director	Since August 2002 Analyst with E-Trade Advisory Services Inc. (3)	2002	30,000

Notes:

(1) The number of Common Shares beneficially owned or over which control or direction is exercised was provided by the respective nominee.
(2) Member of Audit Committee.
(3) Between October 1997 and October 2000, Mr. Koerner was in the Global Credit department of J. P. Morgan Company Inc. and between November 2000 and April 2002 served as an Equity Analyst with Lehaman Brothers Inc.

Each of the foregoing nominees has held his present occupation or similar position with his present employer or its predecessors or affiliates thereof during the last five years, with the exception of

As the Corporation does not have an executive committee or a compensation committee, the board of directors of the Corporation performs these functions.

Appointment of Auditors

The auditors of the Corporation are Grant Thornton LLP, Chartered Accountants. The persons named in the form of proxy accompanying this Management Information Circular intend to vote for the reappointment of Grant Thornton LLP as the auditor of the Corporation for the ensuing year or until its successor is appointed and to authorize the directors of the Corporation to fix the remuneration of the auditor, unless the shareholder has specified in the form of proxy that the Common Shares represented by such proxy are to be withheld from voting in respect thereof.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities rendered to the Corporation and its subsidiaries for the financial year ended December 31, 2002 in respect of each of the individuals who were, during the financial year ended December 31, 2002, the Chief Executive Officer (as defined in applicable securities legislation) of the Corporation and the other four most highly compensated executive officers of the Corporation (collectively, the "Named Executive Officers"). None of the Named Executive

Officers received compensation from the Corporation aggregating in excess of $100,000 for the financial year ended December 31, 2002:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts	
					Securities under Options/ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Roland Larsen,President	2002 2001 2000	Nil 96,000 96,000	Nil Ni! Nil	Nil Nil Nil	1,000,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long Term Compensation Plans

The Corporatio n does not maintain any Long-term Incentive Plans.

Option/SAR Grants During the Most Recently Completed Financial Year

The following table sets forth the options granted under the share option plan of the Corporation (the "Share Option Plan") during the financial year ended December 31, 2002 to the Named Executive Officers:

Name	Securities Under Options/SARs Granted[1] (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise Price ($ / Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($)	Expiration Date
Roland Larsen, President	1,000,000	62.5%	$0.10	$0.10	May, 2007

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth the options/SARs exercised by the Named Executive Officers of the Corporation during the year ended December 31, 2002 and the value of all unexercised options/SARs held by such persons as of such financial year end:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options SARs at Financial Year-End ($) Exercisable/ Unexercisable
Roland Larsen, President	Nil	Nil	1,219,000 1,219,000 / 0	Nil Nil

Compensation of Directors

None of the directors of the Corporation received for the financial year ended December 31, 2002 any fees for acting as directors or as members of committees of directors of the Corporation. All directors are reimbursed for their expenses and travel incurred in connection with attending directors meetings. Special remuneration, at per diem rates, may be paid to any director (other than executive officers of the Corporation) undertaking special services, at the request of the directors, any committee of the directors or the President of the Corporation, beyond those services ordinarily required of a director of the Corporation. The directors of the Corporation are eligible to participate in the Share Option Plan of the Corporation. During the year ended December 31, 2002, 1,600,000 stock options were granted to directors and officers of the Corporation, pursuant to the Corporation's share option plan.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There have been no material transactions entered into since January 1, 2002, or proposed to be entered into by the Corporation that have or will materially affect the Corporation or any of the affiliates of the Corporation involving an officer or director of the Corporation, a proposed nominee for election as a director of the Corporation, the principal shareholder of the Corporation or any associate or affiliate of any of such persons.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or officer of the Corporation at any time since the beginning of its last completed financial year, no proposed nominee for election as a director, and no associate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, except as disclosed in this Management Information Circular.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management of the Corporation knows of no matters to come before the meeting of shareholders other than as set forth in the Notice of Meeting. **HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO MANAGEMENT OF THE CORPORATION SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.**

Approval

The contents of this Management Information Circular and the sending thereof to the shareholders of the Corporation have been approved by the directors of the Corporation.

By Order Of the Board

(signed) Roland M. Larsen

Roland Larsen,
President

May 2, 2003


Sharpe

SHARPE RESOURCES CORPORATION

2002 Annual Report


Sharpe

Corporate Profile

Sharpe Resources Corporation is a natural resources company with interests in Texas oil and gas properties with plans to re-enter a Nevada precious metals program. The Company's shares are listed on the OTC:BB symbol SHGPF and TSX.V symbol SHO. At yearend 2002, Sharpe had an aggregate 36,109,803 shares of which 32,684,803 were issued and outstanding.

Growth Profile

During the past 6-7 years the Company has concentrated on the US oil and gas business with the emphasis on Texas. The future of this business for the Company is considered to be hampered by the generally high prices for quality oil and gas properties in this region. Due to these conditions the Company has elected to look for opportunities outside of the oil and gas resource sector for future growth.

Sharpe plans to maintain its current assets in Texas which are held in its wholly-owned subsidiary Sharpe Energy Company, the Corporation plans to continue to evaluate opportunities within the natural resources business.



Areas of Activity

Central Texas Oil & Gas Program

During the year, 2002 the current levels and expectations for the production rates follows an analysis of the production performance criteria for the all of Sharpe Energy Company properties, primarily in Texas. This effort has indicated that the company has several near term opportunities that will contribute significant growth to the company if all of the proposed development programs are met and are successful. The success of all of the efforts is not essential to achieve growth.



The onshore 100% owned projects to include the 950 acre Quita (Ellenberger Formation) field, the 1,100 acre West Thrifty Unit (Fry Sand) properties are located in West central Texas have the potential to produce considerable value as oil properties with some gas production. The Mississippian Barnett shale has the potential to add large reserve potentials and future growth to this project. Both projects will require additional expenditures to increase the production rate on these properties.

Sharpe is evaluating the oil and gas potential of the Barnett shale formation on its current property. The Barnett is approximately 150'-200' in thickness and lies stratigraphically on top of the Ellenberger formation at a depth of between 2,400-2,600 feet within the project area. Recently, Barnett wells have been drilled to include Ellenberger well recompletions adjacent to Sharpe's property position that may indicate a "new" productive formation in this area of Texas. The Barnett is very productive northeast of this area within the Fort Worth basin where Devon Energy Corp. has a large active program that is currently producing approximately 425 MMcfpd from the Barnett shale. If feasible, the Company's initial program could include the recompletion of all or a portion of its 16 Ellenberger wells in the Barnett formation as a means to develop the initial production rate. This effort would be followed by the drilling of additional wells on the currently property position if the recompletions are successful.

In the case of the WTU waterflood property the development effort involves two areas. The updip "pinchout" area that has not seen as much primary production, this is due primarily to lower production rates in this area of the field due to thinner sand thickness. The objective is to get the bottomhole pressure increased in this area and expand the development of the field as a means to recover this oil through the current water injection program. The second area is the adjoining (downdip) main Fry field which has produced about 8 million barrels of oil. Additional production capacity will be implemented as a means to achieve increased production rates. Recent testing has indicated improved oil cuts from wells in this portion of the field.



To our shareholders,

The Company has spent most of the past year evaluating opportunities in the oil and gas business without any success identifying projects or properties that indicated good opportunities for the Company going forward. The current market for oil and gas projects in the US, in areas where the Company has an interest, represent a sellers market. Therefore, a significant amount of time has been spent on its current projects in Central Texas with some success and a modest improvement with production on its West Thrifty waterflood property and on "new" concept natural gas exploration programs.

The Company also evaluated opportunities outside of the oil and gas business. Sharpe entered into a tentative agreement to evaluate the healthcare business in the southern US. Subsequent to a detailed evaluation of the business Sharpe management made the decision not to pursue this acquisition.

As a result of studying a number of separate opportunities the decision has been made to concentrate on current natural resources projects to include oil and gas as a means to add value to the Company without incurring excessive financial risk. The current effort of the Company will remain in the oil and gas business with a plan to expand into other areas of the natural resources business to include precious metals exploration and development.

Roland M. Larsen
President & CEO

Auditors' Report

To the Shareholders of
Sharpe Resources Corporation

We have audited the consolidated balance sheets of **Sharpe Resources Corporation** as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.



Toronto, Canada
March 31, 2003

Grant Thornton LLP
Chartered Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

United States of America reporting standards require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Although we conducted our audit in accordance with both United States of America and Canadian generally accepted auditing standards, our report to the shareholders dated March 31, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.



Toronto, Canada
March 31, 2003

Grant Thornton LLP
Chartered Accountants

Sharpe Resources Corporation
Consolidated Balance Sheets

(Expressed in United States Dollars)

December 31	2002	2001
Assets		
Current		
Cash	$ 73,518	$ 329,500
Receivables	21,368	229,557
Advances to a related party (Note 6)	47,117	-
Inventory	18,537	6,972
	160,540	566,029
Office equipment (Note 4)	1,866	3,949
	$ 162,406	$ 569,978
Liabilities		
Current		
Payables and accruals	$ 61,475	$ 59,194
Advances from related parties (Note 6)	15,500	32,519
	76,975	91,713
Long term debt (Note 7)	664,533	931,868
Future site restoration and abandonment costs	-	13,500
	741,508	1,037,081
Capital Stock and Deficit		
Capital stock (Notes 8, 9 and 10)	10,921,861	10,921,861
Deficit	(11,500,963)	(11,388,964)
	(579,102)	(467,103)
	$ 162,406	$ 569,978

The Company and operations (Note 1)

On behalf of the Board

"Roland Larsen"

____________________ Director

"Kimberly L. Koerner"

____________________ Director

See accompanying notes to the consolidated financial statements

Sharpe Resources Corporation
Consolidated Statements of Operations and Deficit

(Expressed in United States Dollars)

Years Ended December 31	2002	2001	2000
Petroleum and natural gas revenue	$ 55,631	$ 1,338,505	$ 2,254,220
Costs and expenses			
Operating	237,800	294,757	592,474
General and administrative	100,652	899,311	786,205
Depletion, depreciation and amortization (Note 11)	19,987	478,654	816,999
Interest (Note 12)	(41,128)	172,977	255,632
	317,311	1,845,699	2,451,310
Loss before the following	(261,680)	(507,194)	(197,090)
Gain on settlement of debt (Note 1)	149,681	13,671	1,313,900
Loss on disposal of petroleum and natural gas properties	-	(1,839,517)	-
Earnings (loss) before income taxes	(111,999)	(2,333,040)	1,116,810
Income taxes (Note 13)	-	-	-
Net earnings (loss)	$ (111,999)	$ (2,333,040)	$ 1,116,810
Earnings (loss) per common share (Note 14)			
Basic	$ (0.00)	$ (0.07)	$ 0.03
Diluted	$ (0.00)	$ (0.07)	$ 0.03
Deficit at beginning of year	$ (11,388,964)	$ (9,055,924)	$ (10,172,734)
Net earnings (loss)	(111,999)	(2,333,040)	1,116,810
Deficit at end of year	$ (11,500,963)	$ (11,388,964)	$ (9,055,924)

See accompanying notes to the consolidated financial statements

Sharpe Resources Corporation
Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

Years Ended December 31	2002	2001	2000
Increase (decrease) in cash			
Operating activities			
Net earnings (loss)	$ (111,999)	$ (2,333,040)	$ 1,116,810
Operating items not involving cash			
Depreciation, depletion and amortization	19,987	478,654	816,999
Common stock issued in lieu of services	-	33,027	33,783
Write off of payables	-	(15,167)	-
Loan facility issue costs (Note 5)	-	-	40,007
Loss on disposal of petroleum and natural gas properties	-	1,839,517	-
Gain on settlement of debt	(149,681)	(13,671)	(1,313,900)
	(241,693)	(10,680)	693,699
Change in non-cash operating working capital (Note 15)	134,769	(1,073,200)	(1,180,338)
	(106,924)	(1,083,880)	(486,639)
Financing activities			
Repayments on long term debt	(117,654)	(2,752,839)	(2,289,637)
Repayments on loan facility	-	(691,865)	(208,135)
Issue of Series A debentures, net of issue costs of $291,692	-	-	2,008,308
Loan facility, net of issue costs of $40,007	-	-	859,993
Change in non-cash financing working capital (Note 15)	-	-	(29,375)
	(117,654)	(3,444,704)	341,154
Investing activities			
Additions to petroleum and natural gas properties	(31,404)	(645,329)	(379,952)
Proceeds on disposal of petroleum and natural gas properties	-	5,171,016	310,374
Additions to capital assets	-	(1,732)	-
Proceeds on disposal of capital assets	-	4,345	-
Change in non-cash investing working capital (Note 15)	-	-	98,879
	(31,404)	4,528,300	29,301
Cash			
Net decrease	(255,982)	(284)	(116,184)
Beginning of year	329,500	329,784	445,968
End of year	$ 73,518	$ 329,500	$ 329,784

Supplemental cash flow information (Note 15)

See accompanying notes to the consolidated financial statements

(Amounts Expressed in United States Dollars)

1. The Company and operations

Sharpe Resources Corporation (the "Company") is a publicly held company, engaged primarily in the exploration for and production of petroleum and natural gas properties through its wholly-owned subsidiary, Sharpe Energy Company ("Sharpe Energy"), in a single cost centre being the United States. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

In 2001, the Company sold substantially all of its petroleum and natural gas properties. The Company is continuing to evaluate opportunities within and outside of the natural resources business.

In August 1999, Sharpe Energy was forced to voluntarily seek Chapter 11 reorganization under the United States Bankruptcy Code and on March 27, 2000, Sharpe Energy's second plan of reorganization (the "Chapter 11 Plan") was confirmed under which the Company recorded a gain on settlement of debt of $1,313,900 in 2000. At December 31, 2002 and 2001, the Company still had outstanding debt under the Chapter 11 Plan, the details of which are described in Note 7. The Company also recorded gains on settlement of $149,681 and $13,671 in 2002 and 2001, respectively.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company, Sharpe Energy, and the Company's inactive wholly-owned Canadian subsidiary, 1032144 Ontario Inc.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 19.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Joint operations

The Company conducts substantially all of its petroleum and natural gas exploration and production activities jointly with others. The consolidated financial statements reflect only the Company's interest in such activities.

Inventory

Inventory of petroleum is carried at the lower of average cost and net realizable value.

Deferred financing costs

Deferred financing costs are amortized over the term of the related debt on the straight-line method.

Petroleum and natural gas properties

Capitalized costs

The Company follows the full-cost method of accounting for its petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas resources are capitalized. Costs include lease acquisition, geological and geophysical expenses, delay rentals and costs of drilling both productive and non-productive wells. Proceeds from the disposal of properties are applied against capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion and depreciation.

Depletion and depreciation

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proved petroleum and natural gas reserves. The costs of significant undeveloped properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude petroleum.

Ceiling test

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proved reserves. Net cash flow is estimated using year-end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against operations as additional depletion and depreciation.

2. Summary of significant accounting policies (continued)

Petroleum and natural gas properties (continued)

Future site restoration and abandonment costs

Estimated costs relating to future site restoration and abandonment's are provided for over the life of proved reserves on a unit-of-production basis. Costs are estimated, net of expected recoveries, based upon current legislation, costs, technology and industry standards. The annual provision is recorded as additional depletion and depreciation. The accumulated provision is reflected as a non-current liability and actual expenditures are charged against the accumulated provision when incurred.

Office equipment and related depreciation

Office equipment is recorded at cost and is depreciated on a straight-line basis over periods ranging from three to five years.

Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized upon the passage of title, net of royalties and net profits interests.

Stock-based compensation plans

Effective January 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This section established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value. This section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after fiscal years beginning January 1, 2002.

The Company, as permitted by Section 3870, has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro-forma information for options granted after January 1, 2002. The Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of the options is credited to capital stock.

Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that will be in effect when the differences are expected to reverse or losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

2. Summary of significant accounting policies (continued)

Earnings (loss) per common share

Basic earnings (loss) per share is computed by dividing the earnings (loss) for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

Foreign currency translation

The Company uses the United States Dollar as its reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature.

Monetary assets and liabilities of the parent company denominated in Canadian funds are translated into United States funds at period end rates of exchange. Other assets and liabilities and capital stock of the parent company are translated at historical rates. Revenues and expenses of the parent company are translated at the average exchange rate for the period. Gains and losses on foreign exchange are recorded in operations.

3. Petroleum and natural gas properties

	2002	2001
Cost	$ 31,404	$ 64,000
Accumulated depletion and depreciation	31,404	64,000
Net carrying value	$ -	$ -

In 2002 and 2001, the carrying value of the Company's properties was reduced to nil as a result of the application of the ceiling test.

4. Office equipment

	2002	2001
Cost	$ 64,146	$ 64,146
Accumulated depreciation	62,280	60,197
Net carrying value	$ 1,866	$ 3,949

(Amounts Expressed in United States Dollars)

5. Loan facility

In August 2000, the Company obtained an unsecured loan facility for $900,000 to fund well completion expenditures.

Issue costs of $40,007 in relation to this facility were included in interest expense in the consolidated statement of operations in 2000.

In April 2001, the Company sold its Gulf of Mexico Matagorda wells and repaid the loan facility.

6. Advances to/from related parties

	2002	2001
Advances to:		
Royal Standard Minerals Inc.	$ 47,116	$ -
Advances from:		
Royal Standard Minerals Inc.	$ -	$ 15,219
Directors	15,500	17,300
	$ 15,500	$ 32,519

Royal Standard Minerals Inc. is considered to be related to the Company because of common management. Advances to Royal Standard Minerals Inc. are non-interest bearing and due on demand. Advances from Royal Standard Minerals Inc. are unsecured and bear interest at prime plus 2% per annum commencing in 2000. Advances from directors are unsecured and non-interest bearing.

7. Long term debt

	2002	2001
Unsecured vendor loan claims	$ 664,533	$ 931,868

Pursuant to the Chapter 11 Plan, agreed unsecured vendor loan claims were paid a 10% cash payment. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates are fully redeemable in 5 years. At the discretion of the Company, the certificates can be redeemed, all or in part at a discount, based upon the time of redemption. The amount outstanding has been classified as debt and the dividend payments are reflected as interest expense to reflect this classification.

(Amounts Expressed in United States Dollars)

7. Long term debt (continued)

Series A debentures

On June 5, 2000, the Company completed a $2,300,000 debenture financing. The debentures were for five years with a 12% fixed interest rate coupon with quarterly interest and principal payments and included 2,300,000 detachable warrants to acquire a like number of common shares of the Company for two years at Canadian $0.25 per common share. The debentures were secured by certain petroleum and natural gas properties. During the year ended December 31, 2001, the debentures were retired and the remaining deferred financing costs of $233,354 were amortized.

Secured vendor loan claims

Pursuant to the Chapter 11 Plan, agreed secured vendor loan claims were to be paid in full over a 42 month period at a 10% interest rate. During the year ended December 31, 2001, all outstanding secured vendor loan claims were settled.

8. Capital stock

Authorized:

The authorized capital of the Company consists of an unlimited number of common shares without par value.

Common shares issued	Shares	Amount
Outstanding at December 31, 2000	32,684,803	$ 10,888,834
Shares issued at market value for consulting services	500,000	33,027
Outstanding at December 31, 2001 and 2002	33,184,803	$ 10,921,861

9. Common share options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors and employees. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the date of grant and the maximum term of any option cannot exceed ten years.

(Amounts Expressed in United States Dollars)

9. Common share options (continued)

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5,000,000 nor more than 5% of the then outstanding common shares of the Company for any optionee. The options vest when granted.

	Number of Common Shares			Weighted Average Exercise Price Canadian $		
	2002	2001	2000	2002	2001	2000
Outstanding at beginning of year	1,690,000	2,925,000	1,983,500	$ 0.15	$ 0.15	$ 0.34
Granted during year	1,715,000	-	1,334,000	$ 0.10	$ -	$ 0.31
Cancelled or expired during year	(1,366,000)	(1,235,000)	(392,500)	$ 0.15	$ 0.15	$ 0.34
Outstanding at end of year	2,039,000	1,690,000	2,925,000	$ 0.11	$ 0.15	$ 0.31

In May 2001, all outstanding options were repriced at Canadian $0.15.

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.10 - 0.15	2,039,000	4.079	$ 0.11

10. Common share warrants

At December 31, 2000, warrants to acquire 1,400,000 common shares of the Company at a price of Canadian $0.50 per share until February 20, 2001, warrants to acquire 2,300,000 common shares of the Company at a price of Canadian $0.25 per share until June 5, 2002 and warrants to acquire 500,000 common shares of the Company at a price of Canadian $1.00 per share until May 12, 2004 were outstanding.

In February 2001, the Company received approval from securities regulatory authorities to extend the exercise date of the 1,400,000 warrants that were to expire on February 20, 2001 to February 20, 2002 on the following condition. Should the average trading price of the Company's common stock exceed Canadian $0.50 for five business days, these warrants must be exercised within 45 days but not later than February 20, 2002. These warrants expired at maturity. In addition, warrants to acquire 2,300,000 common shares of the Company at a price of Canadian $0.25 until June 5, 2002 expired at maturity.

At December 31, 2002 warrants to acquire 500,000 common shares of the Company at a price of Canadian $1.00 per share until May 12, 2004 were outstanding.

Sharpe Resources Corporation
Notes to the Consolidated Financial Statements

(Amounts Expressed in United States Dollars)
Years Ended December 31, 2002, 2001 and 2000

11. Depletion, depreciation and amortization

	2002	2001	2000
Petroleum and natural gas properties	$ 31,404	$ 235,796	$ 720,000
Future site restoration costs	(13,500)	-	13,500
Office equipment	2,083	9,504	25,161
Deferred charges	-	233,354	-
Financing costs	-	-	58,338
	$ 19,987	$ 478,654	$ 816,999

12. Interest expense (recovery)

	2002	2001	2000
Advances from Royal Standard Minerals Inc.	$ (67,117)	$ 33,095	$ 34,022
Series A debentures	-	86,038	135,191
Secured vendor loan claims	-	17,036	36,661
Unsecured vendor loan claims	25,989	36,808	9,751
Loan facility issue costs	-	-	40,007
	$ (41,128)	$ 172,977	$ 255,632

13. Income taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations.

	2002	2001	2000
Earnings (loss) before income taxes reflected in consolidated statements of operations	$ (111,999)	$ (2,333,040)	$ 1,116,810
Expected income tax expense (recovery)	$ (41,000)	$ (1,022,000)	$ 498,000
Deductible share issue costs	(10,000)	(138,000)	(112,000)
Loss reduction relating to gain on settlement of debt	(55,000)	(6,000)	(536,000)
Statutory rate difference - Canada/U.S.	(4,000)	-	(5,000)
Other	-	-	(9,000)
Valuation allowance	110,000	1,166,000	164,000
Income tax expense (recovery)	$ -	$ -	$ -

(Amounts Expressed in United States Dollars)

13. Income taxes (continued)

The following table reflects future income tax assets at December 31, 2002 and 2001.

	2002	2001
Unclaimed non-capital losses	$ 3,857,000	$ 4,050,000
Income tax value of capital assets over carrying value	51,000	112,000
Future site restoration costs not yet deductible	5,000	5,000
Unclaimed share issue costs	39,000	107,000
Investment in excess of accounting value	263,000	291,000
	4,215,000	4,565,000
Valuation allowance	4,215,000	4,565,000
Future income tax assets recognized	$ -	$ -

At December 31, 2002, the parent company had unclaimed resource pools of $133,000, unclaimed share issue costs of $108,000 and unclaimed non-capital losses carried forward of $2,628,000. Of the non-capital losses, $300,000 expire in 2003, $450,000 expire in 2004 and $375,000 expire in 2005.

At December 31, 2002, Sharpe Energy had unclaimed non-capital losses carried forward of $8,700,000. None of these losses expire in the next three years.

14. Per share amounts

The following table sets out the computation for basic and diluted earnings (loss) per share:

	2002	2001	2000
Numerator:			
Net earnings (loss)	$ (111,999)	$ (2,333,040)	$ 1,116,810
Denominator:			
Average number of common shares outstanding	33,184,803	32,957,407	32,599,324
Basic earnings (loss) per share	$ (0.00)	$ (0.07)	$ 0.03

Due to the loss in 2002 and 2001, no diluted loss per share is provided as the inclusion of outstanding share purchase options and warrants would be anti-dilutive. In 2000, the number of shares used in the calculation of diluted earnings per share was 32,599,324 which excluded the potential exercise of 4,200,000 warrants and 2,925,000 share purchase options because of their ant-dilutive effect.

(Amounts Expressed in United States Dollars)

15. Supplemental cash flow information

	2002	2001	2000
Changes in non-cash working capital			
Receivables	$ 208,189	$ 75,942	$ 262,181
Inventory	(11,566)	20,777	14,702
Payables and accruals	2,281	(708,544)	(1,349,252)
Advances to/from related parties	(64,135)	(461,375)	(38,465)
	$ 134,769	$ (1,073,200)	$ (1,110,834)
Operating activities	$ 134,769	$ (1,073,200)	$ (1,180,338)
Financing activities	-	-	(29,375)
Investing activities	-	-	98,879
	$ 134,769	$ (1,073,200)	$ (1,110,834)
Interest paid	$ 25,989	$ 172,862	$ 255,632
Income taxes paid	$ -	$ -	$ -

16. Financial instruments

Fair value

At December 31, 2002, the Company's financial instruments consisted of cash and cash equivalents, receivables, advances to a related party, payables and accruals. The characteristics of long term debt are detailed in Note 7. The Company estimates that the fair value of the other financial instruments approximates the carrying values due to their short term maturity.

Credit risk management

Receivables include amounts receivable for petroleum and natural gas sales, which are generally made to large credit worthy customers in the United States. Accordingly, the Company views credit risks on these amounts as low.

The Company is exposed to losses, in the event of non-performance by counter-parties to these financial instruments. The Company deals with major institutions and believes these risks are minimal.

(Amounts Expressed in United States Dollars)

17. Segment information

The Company has one reportable business segment, the exploration for and production of petroleum and natural gas properties in the United States. All of the Company's petroleum and natural gas revenue is from customers based in the United States.

Substantially all of the Company's assets are located in the United States except for small balances held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses necessary to the maintaining of the Company's public company status.

18. Stock option compensation adjustment

The Company applies the intrinsic value based method of accounting for stock-based compensation awards to employees and accordingly no compensation cost is recognized. Had stock-based compensation for the 1,715,000 options granted to employees under the Plan since January 1, 2002 been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, the Company's net loss and pro forma net loss per share for the year ended December 31, 2002 would have been as follows:

Net loss for the year ended December 31, 2002	$ 111,999
Unrecorded stock option compensation adjustment	110,000
Pro forma net loss for the year ended December 31, 2002	$ 221,999
Pro forma loss per share	$ 0.01

For purposes of pro forma disclosures, the following assumptions were used under the Black-Scholes option pricing model: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4.25%; and, an expected average life of 4.36 years.

(Amounts Expressed in United States Dollars)

19. Differences between Canadian GAAP and U.S. GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under US GAAP, for purposes of the ceiling test, future net cash flows from proved reserves, discounted at 10 percent over the remaining productive life, plus the lower of cost or estimated fair market value of unproved properties, net of future taxes, must exceed the net book value of such properties, net of future taxes and estimated site restoration, or a write down which is considered to be additional depletion, is required. Under Canadian GAAP, the ceiling test calculation is computed on an undiscounted basis and certain other future costs which are not considered under US GAAP, must be taken into consideration. The application of the US GAAP ceiling test in lieu of the Canadian GAAP ceiling test would not have changed the depletion recorded by the Company in 2002, 2001 or 2000.

For Canadian GAAP purposes, the Company accounts for its stock compensation plan as described in Note 2 under which no compensation expense was recognized for the years ended December 31, 2002, 2001 and 2000. For US GAAP purposes, the Company accounts for its stock based compensation plan under APB Opinion No. 25 and related interpretations under which no compensation was recognized for the years ended December 31, 2002, 2001 and 2000. Under US GAAP pro forma net loss relating to stock option grants in 2002 and 2000 would have increased by $110,000 and $292,000, respectively.

Under Canadian GAAP, no value was attributed to the 2,300,000 detachable warrants that were issued in 2000 with the Series A debentures (Note 7) whereas under US GAAP such warrants would have been valued at $345,000. Accordingly, under US GAAP, this amount would have been recorded, as a reduction of the related debt and shareholders' equity would have been credited with a like amount under a separate category entitled "Warrants." Additionally, under US GAAP, amortization of $69,000 would have been recorded in 2000, 2001 and 2002 on the debt reduction.

Under US GAAP the income tax calculations would be at enacted and not substantially enacted rates. There is no reportable difference from Canadian GAAP as no future income tax assets have been recognized.

SHARPE RESOURCES CORPORATION

Supplement to Consolidated Financial Statements (Prepared by Management)

(Expressed in United States Dollars)

For the Year Ended December 31, 2002

(Unaudited)

As of May 6, 2003, the following items were outstanding:

i) 33,184,803 common shares

ii) Warrants include the following:

NUMBER OF WARRANTS	EXERCISE PRICE Canadian ($)	EXPIRY DATE
500,000	1.00	May 12, 2004

iii) Stock options include the following:

NUMBER OF OPTIONS	EXERCISE PRICE Canadian ($)	EXPIRY DATE
219,000	0.15	May 4, 2005
105,000	0.15	August 14, 2005
600,000	0.10	May 08, 2007
1,000,000	0.10	May 13, 2007
115,000	0.10	May 16, 2007
2,039,000		


BCSC

Form 51-901F

BRITISH COLUMBIA SECURITIES COMMISSION

SHARPE RESOURCES CORPORATION
Form 51-901F
December 31, 2002

Issuer Details

NAME OF ISSUER			FOR THE YEAR ENDED	DATE OF REPORT MM/DD/YY
SHARPE RESOURCES CORPORATION			December 31, 2002	May 12, 2003
ISSUER ADDRESS				
56 TEMPERANCE STREET, 4TH FLOOR				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO	ONTARIO	M5H 3V5	(416) 361 - 0923	(416) 361 - 0737
CONTACT NAME			CONTACT POSITION	CONTACT TELEPHONE NO.
ROLAND M. LARSEN			DIRECTOR	(804) 580-8107
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
N.A.		N.A.		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"ROLAND M. LARSEN"	"ROLAND M. LARSEN"	May 12, 2003
"KIMBERLY L. KOERNER"	"KIMBERLY L. KOERNER"	May 12, 2003
"TROY KOERNER"	"TROY KOERNER"	May 12, 2003

SHARPE RESOURCES CORPORATION
Form 51-901F, Schedule B: Supplementary Information
December 31, 2002
(Expressed in United States Dollars)


BCSC

For the current year-to-date period

1. Analysis of expenses and other items

See the statement of operations and deficit as at December 31, 2002

2. Analysis of related party transactions

See Note 6 in the audited December 31, 2002 financial statements

3. Summary of securities issued and options granted during the period

(a) Summary of securities issued during the period

Date of Issue	Type of Security	Type of Issue	Number	Price $	Total $	Proceeds $	Type of consideration	Commission Paid $

None

(b) Summary of options granted during the period

Date	Number	Name of Option	Exercise Price $	Expiry Date
08-May-02	600,000	Roland Larsen	0.10	08-May-07
13-May-02	400,000	Roland Larsen	0.10	13-May-07
13-May-02	600,000	Kimberly Larsen	0.10	13-May-07
16-May-02	115,000	Gary Sugar	0.10	16-May-07
	1,715,000			

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Unlimited common shares

(b) Number and recorded value of share capital

33,184,803 common shares with a value of $10,921,861

(c) Summary of options and warrants at period end

Options

See Note 9 in the December 31, 2002 audited financial statements

Warrants

See Note 10 in the December 31, 2002 audited financial statements

(d) Number of shares in each class of shares subject to escrow or pooling agreements

None

5. List of names of the directors and officers

Roland M. Larsen
Keith Bullen
Kimberly L. Koerner
Gary Sugar

Fourth Quarterly Report – 2002
Schedule C – Management Discussion and Analysis (MD&A)

Description of Business

Sharpe Resources Corporation (the "Company") is a Canadian natural resources company currently engaged in oil and gas exploration and production in the State of Texas. The oil and gas production assets are in a wholly-owned US subsidiary, Sharpe Energy Company. The Company is also evaluating the potential for diversifying into precious metals exploration in the US.

Description of operations and financial condition

The Company has concentrated on growing it current oil and gas assets in Texas as part of effort to improve upon the economics of the oil production assets. Management believes that the West Thrifty waterflood unit located in Brown County, Texas has the potential to be a significant asset to the Company. Field work on this property during 2002 focused on production improvements in the southern end of the field. This effort has resulted in production improvements in this area during the fourth quarter, 2002. Plans for continued improvements in the main portion of the field will be initiated during the first quarter, 2003.

The description of the operations and financial condition should be read in conjunction with the December 31, 2002 audited financial statements. The Company has cash and cash equivalents of 73,518 as at the end of the yearend 2002. Plans include additional financing to improve upon the net working capital requirements as a means to complete the necessary work programs planned by the Company during 2003 to achieve development plans.

The operating costs currently exceed revenue, however expectations are that through the implementation of the current plan significant revenue improvements are expected in 2003. This situation contributed to a net loss of $111,999 for the year, 2002 compared to a loss of $2,333,040 for the year before. Previous expenses incurred as part of workovers and a recompletion resulted in more than $35,000 in expenses, considered to be one-time expenditures on this project. Continued expenditures will be required to improve upon the production capacity of the field. The projected expenditures that will require additional working capital so as to achieve the desired production levels at the West Thrify project. Capital requirements are estimated to be at least $100,000 in order to facilitate additional improvements and to test the production potential of the northern portion of the field.

Sharpe plans to maintain its current assets in Texas which are held in its wholly-owned subsidiary Sharpe Energy Company, the Corporation plans to continue to evaluate opportunities within the natural resources business.

The Company believes in cash preservation and will not spend funds unless absolutely required or mandated by any future transaction. As at March 31, 2003 the Company had cash of $73,518.00. Basis and diluted loss per share is $0.00 for the period ended December 31, 2002. As of December 31, 2002, accounts payable and accrued liabilities are $61,475.00.

Management Synopsis

Sharpe Resources Corporation controls a 100% interest in the West Thrifty waterflood project and the Quita oil field located in Brown County, Texas. The Company is engaged in a process of obtaining sufficient financing to advance these projects toward a more detailed testing phase. This effort will focus on the northern portion of the West Thrifty field. Plans include the installation of additional submersible pumps and the implementation of additional water injection capacity. Continued geologic studies and production testing have assisted with the basic preparation necessary to achieve our goals. If successful this project will offer a significant opportunity for future growth.

As a result of studying a number of separate opportunities the decision has been made to concentrate on current natural resources projects to include oil and gas as a means to add value to the Company without incurring excessive financial risk. The current effort of the Company will remain in the oil and gas business with a plan to expand into other areas of the natural resources business to include precious metals exploration and development.


Sharpe

Corporate Information

Officers and Directors

Roland M. Larsen
President & Director
Heathsville, Virginia

Kimberly Koerner
Director
Jersey City, New Jersey

Troy Koerner
Director
Reston, Virginia

Corporate Office

3258 Mob Neck Road
Heathsville, Virginia 22473
Telephone (804) 580-8107
Fax (804) 580-4132

Visit our web site:
http://www.sharpe-resources.com

Auditors

Grant Thornton, LLP
Royal Bank Plaza
19th Floor, South Tower
200 Bay Street, Box 55
Toronto, Ontario
M5J 2P9

Bankers

Royal Bank of Canada
Toronto, Ontario

Legal Counsel

Sugar Moretti, L.L.P.
390 Bay Street, Suite 1610
Toronto, Ontario
M5H 2Y2

Share Listing

TSX.V SHO
OTC:BB SHGPF

C.U.S.I.P. #82001L10